UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88024L100
(CUSIP Number)

Johan Eliasch
71 South Audley Street
London W1K 1JA United Kingdom
Telephone:  44 (0)207 499 7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88024L100		Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Jonah Eliasch
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,532,944 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,532,944 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,532,944 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.8% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
(1)	Includes 77,500,000 Shares issuable upon the conversion of the Issuer’s 10% Senior Secured Convertible Note due April 28, 2017 (the “Note”).

(2)
This percentage is calculated based upon 11,064,664 Shares outstanding as of March 28, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and takes account of the Shares issuable upon conversion of the Note.

SCHEDULE 13D

CUSIP No. 88024L100		Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Santiago Business Co. International Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,532,944 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,532,944 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,532,944 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.8% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO
_______________________
(1)	Includes 77,500,000 Shares issuable upon the conversion of the Issuer’s 10% Senior Secured Convertible Note due April 28, 2017 (the “Note”).

(2)
This percentage is calculated based upon 11,064,664 Shares outstanding as of March 28, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and takes account of the Shares issuable upon conversion of the Note.

This Amendment No. 1 to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Tempus Applied Solutions Holdings, Inc., a corporation organized under the laws of Delaware (the “Issuer”).  The Common Stock is quoted on the OTCQB Marketplace under the symbol “TMPS”.  The Issuer’s principal offices are located at 471 McLaws Circle, Suite A, Williamsburg, Virginia 23185.  This is the first amendment to the statement on Schedule 13D filed by Johan Eliasch (“Eliasch”), an individual, and Santiago Business Co. International Ltd., a business company organized under the laws of the British Virgin Islands (“Santiago” and collectively with Eliasch, the “Reporting Persons”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended to read in full as set forth below.

On April 28, 2017, Santiago entered into a Note Purchase Agreement (the “Note”) with the Issuer pursuant to which the Issuer issued and sold the Note to Santiago and Santiago caused to be transferred to the Issuer certain shares of capital stock of Bluebell Business Limited, a company limited by shares organized and existing under the laws of the British Virgin Islands (“Bluebell”), and, upon receipt of the Note, to cause to be forgiven approximately $700,000 owed by the Issuer in connection with a certain Aircraft Lease Agreement, dated as of February 25, 2016, and certain related matters.  The Issuer’s obligations under the Note are to be secured by the following collateral: (i) a pledge by the Issuer of all of the issued and outstanding shares of Bluebell; (ii) a mortgage and security interest to be granted by N198GS Inc. and Bluebell of their respective interests in a specified Gulfstream G-IV aircraft; and (iii) a security interest to be granted by Bluebell in its rights under the trust agreement between Bluebell and N198GS Inc.

The closing of the Note purchase took place on April 28, 2017.

On May 10, 2017, Santiago acquired 2,032,994 shares of Common Stock in partial satisfaction of a promissory note (the “Promissory Note”) pursuant to which Tempus Jets, Inc., a Kansas corporation, was indebted to an affiliate of Santiago; such shares had been pledged to the affiliate to secure payment of the Promissory Note.  The purchase price for such shares was $0.13 per share, and the aggregate purchase price was credited to the outstanding principal and interest balance due under the Promissory Note.

As a result of the transactions described in this Item 3, Santiago and Eliasch may each be deemed to be the beneficial owner of approximately 89.8% of the Issuer’s Common Stock (assuming conversion in full of the Note and further assuming that no warrants to purchase Common Stock or securities convertible into shares of Common Stock held by parties other than the Reporting Persons are exercised or converted).

Item 5.	Interest in Securities of the Issuer

Item 5 is amended to read in full as set forth below.

(a)‑(b)          The following disclosure assumes that there are 11,064,664 shares of Common Stock outstanding as of March 28, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017.

As of the date of this filing, Eliasch and Santiago may each be considered the beneficial owner of 2,032,944 outstanding shares of the Issuer’s Common Stock.  In addition, Santiago has the right to acquire up to 77,500,000 shares of Common Stock upon conversion of the Note at a conversion price of $0.08 per share.  Assuming conversion of the Note in full, and assuming further that no warrants to purchase Common Stock or securities convertible into shares of Common Stock held by parties other than the Reporting Persons are exercised or converted, such outstanding shares and shares issuable upon conversion of the Note would constitute approximately 89.8% of the shares of Common Stock that would be issued and outstanding following conversion in full of the Note.  Pursuant to its authority as the controlling person of Santiago, Eliasch may be deemed to indirectly beneficially own any shares of Common Stock attributable to Santiago.

(c)          Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the common stock during the past sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.
Joint Filing Agreement among Johan Eliasch and Santiago Business Co. International Ltd. (incorporated by reference to Exhibit 1 to the original Schedule 13D, as filed with the Securities and Exchange Commission on May 8, 2017).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2017

Johan Eliasch

/s/ Johan Eliasch
Johan Eliasch

Santiago Business Co. International Ltd.

By:	Talbot Directors Limited
Its director

By:	/s/ Guy Austin Wiltcher
	Name:	Guy Austin Wiltcher
	Title:	Director, Talbot Directors Limited